UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2007

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Iveco and Tata Motors explore strategic alliance opportunities

SIGNATURES

Iveco and Tata Motors explore strategic alliance opportunities

TORINO, MUMBAI, February 14, 2007: Iveco, a company of Fiat Group, and Tata Motors announced today the signing of a Memorandum of Understanding (MoU) to analyse the feasibility of cooperation, across markets, in the area of Commercial Vehicles. The MoU would encompass a number of potential developments in engineering, manufacturing, sourcing and distribution of products, aggregates and components.

Shortly after the MoU signature, Iveco and Tata Motors will set up a joint Steering Committee to determine the feasibility of cooperation, both in the short and over the long term. When found feasible, the two companies will enter into definitive agreements in the course of the coming months.

In a statement Mr. Paolo Monferino, CEO of Iveco, said “The possible strategic cooperative agreement with Tata Motors represents a new step in our strategy leveraging on excellent partnerships of Fiat Group across the automotive value chain. We are devoting great efforts and resources to explore this cooperation opportunity, on our way to change and expand Iveco in the next years.”

The Managing Director of Tata Motors, Mr. Ravi Kant, said, “We are truly excited about the potential of the opportunities this cooperation offers, complementing each other’s strengths in products and across markets.”

About Iveco
Iveco designs, manufactures, and markets a broad range of light, medium and heavy commercial vehicles, off-road trucks, city and intercity buses and coaches as well as special vehicles for applications such as fire fighting, off-road missions, defence and civil protection.

Iveco employs 24,500 people and runs 27 production units in 16 countries in the world using excellent technologies developed in 5 research centres. Besides Europe, the company operates in China, Russia, Turkey, Australia, Argentina, Brazil, and South Africa. More than 4,600 service outlets in over 100 countries guarantee technical support wherever in the world an Iveco vehicle is at work.

About Tata Motors
Tata Motors is India's largest automobile company, with revenues of US$ 5.5 billion in 2005-06. With over 4 million Tata vehicles plying in India, it is the leader in commercial vehicles and the second largest in passenger vehicles. It is also the world's fifth largest medium and heavy truck manufacturer and the second largest heavy bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, and South East Asia and in Australia. Tata Motors and Fiat Auto have announced the formation of an industrial joint venture in India to manufacture passenger cars, engines and transmissions for the Indian and overseas markets. Tata Motors already distributes Fiat-branded cars in India. The company’s international footprint include Tata Daewoo Commercial Vehicle Co. Ltd. in South Korea; Hispano Carrocera, a bus and coach manufacturer of Spain in which the company has a 21% stake; a joint venture with Marcopolo, the Brazil-based body-builder of buses and coaches; and a joint venture with Thonburi Automotive Assembly Plant Company of Thailand to manufacture and market pickup vehicles in Thailand. Tata Motors has research centres in India, the UK, and in its subsidiary and associate companies in South Korea and Spain.
www.tatamotors.com

For more information, please contact:

On Tata Motors

Debasis Ray
Head- Corporate Communications
Tata Motors
Tel: +91 (22) 6665 7209
Email: debasis.ray@tatamotors.com

Suresh Rangarajan
Vaishnavi Corporate Communications
Tel: +91 98216 11560
Email: suresh@vccpl.com

On Iveco

Marius D’lima
Head - Corporate Communications
Fiat India Pvt. Ltd.
Tel : +91 98201 29889
Email: marius.d’lima@fiat.com

Maurizio Pignata
External Relations & Communication
Press Office
Iveco
Tel : +39 011 0072122
gsm +39 335 8317886
Email: maurizio.pignata@iveco.com

Suhas Pandit
Perfect Relations
Tel : +91 98205 20582
Email: spandit@perfectrelations.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 15, 2007

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney